ARCTOS PETROLEUM CORP.

(formerly Camflo International Inc.)

INTERIM FINANCIAL STATEMENTS

September 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED SEPTEMBER 30, 2004 AND 2003 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

ARCTOS PETRLOEUM CORP.

(formerly Camflo International Inc.)

INTERIM BALANCE SHEET

September 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30,	December 31,
ASSETS	2004	2003
Current
Cash	$ 230,042	$ 51,868
Subscription receivable	15,000	-
Accounts receivable	1,031,009	11,058
Prepaid expenses and deposits	165,801	2,007
	1,441,852	64,933
Deferred charges	-	26,188
Resource properties (Note 4)	21,964,534	1,343,504
Capital assets	21,216	9,759

	$ 23,427,602	$ 1,444,384

LIABILITIES
Current
Accounts payable (Note 5)	$ 2,622,262	$ 604,511
Loan payable	114,381	104,256
Promissory notes payable (Note 5)	641,452	237,896
Convertible debentures payable (Notes 5 and 6)	4,315,062	483,202
Due to related parties (Note 5)	24,666	-
	7,717,823	1,429,865
Asset retirement obligations	462,500	-

	8,180,323	1,429,865

SHAREHOLDERS’ EQUITY
Capital stock (Note 7)	17,765,737	2,002,491
Share subscriptions (Note 7)	-	200,000
Contributed surplus (Note 7)	237,313	-
Deficit (Note 2)	(2,755,771)	(2,187,972)

	15,247,279	14,519

	$ 23,427,602	$ 1,444,384

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ARCTOS PETRLOEUM CORP.

(formerly Camflo International Inc.)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

for the three and nine months ended September 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months		Nine months
	September 30,		September 30,
	2004	2003	2004	2003

Oil and gas sales	$ 26,510	$ -	$ 137,667	$ -

Cost of sales
Depletion	18,255	-	54,766	-
Field expenses	7,712	-	35,407	-
Royalties	5,534	-	40,494	-

	31,501	-	130,667	-

Gross profit (loss)	(4,991)	-	7,000	-

Administrative expenses
Amortization – capital assets	572	239	1,716	718
Amortization – deferred charges	-	2,297	26,188	6,892
Consulting fees (Note 5)	11,238	27,000	46,858	36,676
Interest (Note 5)	13,870	22,091	48,318	66,266
Listing and filing fees	5,525	6,220	17,257	16,669
Management fees (Note 5)	33,000	15,000	99,000	45,000
Office rent (Note 5)	3,468	6,754	18,339	9,154
Office and miscellaneous (Note 5)	4,583	4,843	13,014	14,061
Professional fees (Note 5)	66,656	2,000	121,530	8,700
Investor relations	34,894	-	56,392	1,931
Stock-based compensation	-	-	31,600	-
Travel and entertainment	11,933	9,021	31,078	18,150
Transfer agent	1,438	2,001	7,996	6,030

	(187,177)	(97,466)	(519,286)	(230,247)

Net loss for the period	(192,168)	(97,466)	(512,286)	(230,247)
Deficit, beginning of the period	(2,563,603)	(1,708,961)	(2,187,972)	(1,576,180)
Stock-based compensation (Note 2)	-	-	(55,513)	-
	.
Deficit, end of the period	$ (2,755,771)	$ (1,806,427)	$ (2,755,771)	$ (1,806,427)

Basic and diluted loss per share	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.06)

Weighted average number of shares outstanding	24,231,760	3,981,106	14,831,476	3,684,810

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ARCTOS PETRLOEUM CORP.

(formerly Camflo International Inc.)

INTERIM STATEMENTS OF CASH FLOWS

for the three and nine months ended September 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months		Nine months
	September 30,		September 30,
	2004	2003	2004	2003
Operating Activities
Net loss for the period	$ (192,168)	$ (97,466)	$ (512,286)	$ (230,247)
Items not requiring cash:
Amortization – capital assets	572	239	1,716	718
Amortization – deferred charges	-	2,297	26,188	6,891
Depletion	18,255	-	54,766	-
Stock-based compensation	-	-	31,600	-

	(173,341)	(94,930)	(398,016)	(222,638)
Changes in non-cash working capital items:
Accounts receivable	(9,718)	2,072	(7,229)	6,452
Prepaid expenses and deposits	278	-	(1,048)	-
Due to related parties	16,666	-	64,666	-
Accounts payable	(1,244,993)	42,611	(516,128)	66,040

	(1,411,108)	(50,247)	(857,755)	(150,146)
Financing Activities
Issue of capital stock for cash, net of costs	5,853,661	300,000	6,935,404	300,000
Share subscriptions	-	173,000	-	500,000
Loan payable	3,375	3,477	10,125	10,430
Promissory notes payable	5,702	3,611	17,105	10,833
Convertible debentures payable	4,620	15,000	20,915	45,000
Cash acquired- amalgamation with Spearhead	41,770	-	41,770	-

	5,909,128	495,088	7,025,319	866,263
Investing Activities
Resource property costs	(4,302,947)	(309,562)	(5,987,890)	(550,483)
Purchase of capital assets	(1,500)	(294)	(1,500)	(2,794)

	(4,304,447)	(309,856)	(5,989,390)	(553,277)

Increase in cash during the period	193,573	134,985	178,174	162,840

Cash, beginning of the period	36,469	135,940	51,868	108,085

Cash, end of the period	$ 230,042	$ 270,925	$ 230,042	$ 270,925

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -
Non-cash Transactions (Note 8)

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ARCTOS PETRLOEUM CORP. (formerly Camflo International Inc.) INTERIM STATEMENT OF SHAREHOLDER’S EQUITY (DEFICIENCY) September 30, 2004 (Stated in Canadian Dollars) (Unaudited – Prepared by Management)
	Common Shares
	Issued		Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total
Balance, December 31, 2002	3,536,662	$1,169,016	$-	$-	$(1,576,180)	$(407,164)
Issue of shares for cash pursuant to private placements -at $0.30	2,666,667	800,000	-	-	-	800,000
Less: share issue costs	-	(10,000)	-	-	-	(10,000)
Issue of shares for cash pursuant to the exercise of share purchase options-at $0.13	26,733	3,475	-	-	-	3,475
Issue of shares on conversion of debentures-at $0.10	400,000	40,000	-	-	-	40,000
Share subscriptions	-	-	200,000	-	-	200,000
Net loss for the year	-	-	-	-	(611,792)	(611,792)

Balance, December 31, 2003	6,630,062	2,002,491	200,000	-	(2,187,972)	14,519
Issue of shares for cash pursuant to private placements-at $0.45	2,200,000	990,000	-	-	-	990,000
-at $0.50 -at $0.55 Less: share issue costs	9,400,000 3,190,273 -	4,700,000 1,754,650 (559,846)	(200,000)			4,500,000 1,754,650 (559,846)
Issue of shares for cash pursuant to the exercise of share purchase warrants-at $0.14 -at $0.30	1,000,000 450,000	140,000 135,000				140,000 135,000
-at $0.45	68,000	30,600				30,600
Finders fees	6,000	-	-	-	-	-
Issue of shares on conversion of debentures-at $0.10	3,600,000	360,000	-	-	-	360,000
Stock-based compensation	-	-	-	31,600	-	31,600
Adjustment for stock-based compensation (Note 2)	-		-	55,513	(55,513)	-
Net loss for the period	-	-	-	-	(512,286)	(512,286)

	26,544,335	9,552,895	-	87,113	(2,755,771)	6,884,237

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ARCTOS PETRLOEUM CORP. (formerly Camflo International Inc.) INTERIM STATEMENT OF SHAREHOLDER’S EQUITY (DEFICIENCY) September 30, 2004 (Stated in Canadian Dollars) (Unaudited – Prepared by Management)

3 new for 4 old share consolidation	(6,636,085)	-	-	-	-	-
	19,908,250	9,552,895	-	87,113	(2,755,771)	6,884,237
Issued on acquisition of Spearhead	20,532,105	8,212,842	-	-	-	8,212,842
Fair value of Spearhead options on acquisition	-	-	-	150,200	-	150,200

Balance, September 30, 2004	40,440,355	$17,765,737	$ -	$237,313	$(2,755,771)	$15,247,279

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ARCTOS PETROLEUM CORP.

(formerly Camflo International Inc.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Interim Reporting

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and, except as disclosed in Note 2, follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements.  These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

Note 2

Change in Accounting Policy

Stock-based Compensation Plan

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time from with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation using the settlement method.  No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant.  Consideration paid by employees on the exercise of stock options and purchase of stock is credited to share capital.

As a result of this change, at January 1, 2004 accumulated deficit increased by $55,513 and contributed surplus increased by $55,513.

ARCTOS PETROLEUM CORP.

(formerly Camflo International Inc.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2004 – Page 2

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 3

Amalgamation

On July 7, 2004, the Company entered into a Petroleum and Natural Gas Rights Conveyance Agreement with Spearhead Resources Inc. (“Spearhead”), whereby the Company purchased Spearhead’s 32% working interest in the Joffre oil and gas property located in Alberta (the "Joffre Property "). Under the terms of the agreement, the Company paid a purchase price of $3,500,000.

On July 7, 2004, the Company entered into an Amalgamation Agreement with Spearhead Resources Inc., whereby the Company and Spearhead agreed to amalgamate on the basis that the Company’s shareholders would receive three common shares of the newly formed company for every four shares of the Company held, while the Spearhead shareholders would receive one common share of the newly formed company for every share of Spearhead held.  On September 22, 2004 the Shareholders approved the Amalgamation and on September 30, 2004 the amalgamation was completed with the resulting company called Arctos Petroleum Corp. (“Arctos”).

The Company’s shareholders will receive 19,908,250 shares of Arctos and the Spearhead shareholders will receive 20,532,105 shares of Arctos.  The outstanding share purchase options and share purchase warrants will be exchanged for share purchase options and warrants of Arctos on the basis described above.  The new board of directors will consist of three former Company directors and two former Spearhead directors. As a result of this share exchange and the composition of the new board of directors, the shareholders of Camflo will acquire control of Arctos and consequently, for accounting purposes, Camflo will be deemed to be the acquirer.  The acquisition has been accounted for using the purchase method of accounting. The fair value of the net assets of Spearhead acquired are as follows:

Cash	$ 41,770
Other current assets	1,175,468
Resource properties	14,562,406
Capital assets	11,673
Less: liabilities	(7,428,275)

$ 8,363,042

Fair value of Spearhead options on acquisition	$ 150,200
Common shares issued on acquisition of Spearhead	8,212,842

$ 8,363,042

ARCTOS PETROLEUM CORP.

(formerly Camflo International Inc.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2004 – Page 3

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 4

Resource Properties

	September 30,	December 31,
	2004	2003

Oil and gas properties - Canada	$ 28,447,239	$ 1,372,458
Less: accumulated depletion	(6,482,705)	(28,954)

	$ 21,964,534	$ 1,343,504

Note 5

Related Party Transactions

The Company incurred the following charges by directors or companies with common directors:

	Three months		Nine months
	September 30,		September 30,
	2004	2003	2004	2003

Consulting fees	$ 18,050	$ -	$ 44,690	$ -
Interest	6,795	6,216	20,385	12,431
Management fees	33,000	15,000	99,000	30,000
Office and miscellaneous	-	-	-	1,050
Office rent	-	-	-	1,200
Professional fees	1,950	500	6,200	500

	$ 59,795	$ 21,716	$ 170,275	$ 45,181

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

As at September 30, 2004, accounts payable included $276,041 (December 31, 2003: $7,702) owing to directors of the Company or to private companies with directors in common.

As at September 30, 2004, promissory notes payable included $255,001 (December 31, 2003: $214,011) owing to directors of the Company or to private companies with directors in common.

As at September 30, 2004 convertible debentures payable included $129,936 (December 31, 2003: $104,798) owing to directors of the Company or to private companies with directors in common.

ARCTOS PETROLEUM CORP.

(formerly Camflo International Inc.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2004 – Page 4

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

Related Party Transactions – (cont’d)

Amounts due to related parties of $24,666 (December 31, 2003: $Nil) are unsecured, non-interest bearing and have no specific terms of repayment.  These amounts represent unpaid fees and expenses due to directors of the Company or to private companies with directors in common.

Note 6

Convertible Debentures Payable

	September 30,	December 31,
	2004	2003

8% convertible debentures, due March 15, 2005	$ 2,116,945	$ -
10% convertible debentures, due March 15, 2005	2,054,000	-
15% convertible debentures, due February 28, 2007	144,117	483,202
	$ 4,315,062	$ 483,202

8% convertible debentures, due March 15, 2005

The debentures bear interest at 8%, payable quarterly, are secured by a first floating charge debenture on all assets of the Company and are due March 15, 2005.

10% convertible debentures, due March 15, 2005

The debentures bear interest at 10%, payable quarterly, are secured by a subordinated floating charge debenture on all assets of the Company and are due March 15, 2005.  The debentures are convertible at the holder’s option into common shares at a price of  $.90 per share. If the common shares trade at 50% higher than the conversion price for 15 days, the Company may offer to buy-back the debentures at face value.  If an offer is extended, the debenture holders have the right to convert to common shares or accept the cash.

At the time each of the debentures were issued, it was determined, using the prevailing interest rate for similar debt without a conversion option, that the fair value of the liability component of these compound instruments approximated the face value of the debentures.  Accordingly, no portion of the proceeds received was classified as equity.

The debentures contain a number of covenants.  While the Company believes it is in compliance with the covenants to date, positive results from its current exploration and development activities are necessary to avoid future violations of the covenants.

ARCTOS PETROLEUM CORP.

(formerly Camflo International Inc.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2004 – Page 5

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 6

Convertible Debentures Payable – (cont’d)

15% convertible debentures, due February 28, 2007

The convertible debentures bear interest at 15% per annum and mature February 28, 2007.  The debentures and accrued interest are convertible into units consisting of one common share and one share purchase warrant at $0.10 per unit in years one and two, at $0.15 per unit in year three, at $0.20 per unit in year four or at $0.25 per unit in year five.  The share purchase warrants entitle the holders the right to purchase one common share for each  warrant held at $0.10 per share for two years from the conversion date for conversions in the first two years, at $0.15 per share for one year for conversions in the third year, at $0.20 per share for one year for conversions in the fourth year or at $0.25 per share for one year for conversions in the fifth year.

The Company may force conversion of these debentures up to and including the close of business on February 28, 2005, by redeeming the debentures if the Company’s shares trade in excess of $0.50 per share for a minimum of 90 days, at a redemption price equal to the principal amount being redeemed together with accrued and unpaid interest on the principal amount to the date fixed for redemption and all other moneys owing under this debenture and a penalty of six months interest payments.

Note 7

Share Capital

i)

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

ii)

Commitments:

Stock-based Compensation Plan

The Company has granted directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant.

ARCTOS PETROLEUM CORP.

(formerly Camflo International Inc.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2004 – Page 6

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 7

Share Capital – (cont’d)

ii)

Commitments: - (cont’d)

Stock-based Compensation Plan –(con’t)

A summary of the stock option plan as of September 30, 2004 and the changes during the nine months then ended is presented below:

		Weighted
		Average
	Number of	Exercise
	Options	Price
Options outstanding and exercisable, beginning of period	252,700	$0.33
Options granted	300,000	$0.67
Spearhead options	840,000	$0.26

Options outstanding and exercisable, end of period	1,392,700	$0.35

At September 30, 2004, there were 1,392,700 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
740,000	$0.25	February 20, 2006
100,000	$0.36	September 30, 2006
80,200	$0.17	February 18, 2007
172,500	$0.40	September 3, 2008
300,000	$0.67	February 23, 2009

1,392,700

Stock-based compensation charges are expensed for stock options granted with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid on the exercise of stock options and purchase of stock is credited to share capital.

ARCTOS PETROLEUM CORP.

(formerly Camflo International Inc.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2004 – Page 7

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 7

Share Capital – (cont’d)

ii)

Commitments: - (cont’d)

Stock-based Compensation Plan –(con’t)

The following assumptions were used for the Black-Scholes model:

Risk free rate	3.5%
Dividend yield	0%
Expected volatility	7%
Weighted average expected option life	5 years

The weighted average fair value at the date of grant of the director stock options granted was as follows:

Weighted average fair value	$ 0.11
Total options granted	300,000
Total fair value of options granted	$ 31,600

The following table reconciles the Company’s contributed surplus:

Balance, December 31, 2003	$ -
Adjustment for stock based compensation (Note 2)	55,513
Options granted	31,600
Fair value of Spearhead options on acquisition	150,200

Balance, September 30, 2004	$ 237,313

Share Purchase Warrants

At September 30, 2004, there were 7,705,527 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
987,500	$0.30	October 7, 2004
750,000	$0.30	August 22, 2005
300,000	$0.10	November 10, 2005
150,000	$0.60	January 30, 2005
1,599,000	$0.45	January 30, 2006
2,700,000	$0.10	February 12, 2006
1,219,027	$0.50	January 12, 2006

7,705,527

ARCTOS PETROLEUM CORP.

(formerly Camflo International Inc.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2004 – Page 8

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 7

Share Capital – (cont’d)

ii)

Commitments: - (cont’d)

Share Subscriptions

At December 31, 2003, the Company had received share subscriptions totaling $200,000 in respect to a flow through private placement of 400,000 units at $0.50 per unit.  Each unit consisted of one flow-through common share and one share purchase warrant entitling the holders thereof the right to purchase one non-flow-through common share for each two warrants held at $0.60 per share until January 30, 2005.  The units were issued on January 30, 2004.  The Company issued an additional 6,000 common shares in connection with a finders fee with respect to the private placement.

Convertible Debentures

See Note 6.

Note 8

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  The following transactions were excluded from the statements of cash flows:

Nine months ended September 30, 2004:

–

the Company issued 3,600,000 common shares at $0.10 per share in respect to the conversion of debentures totaling $360,000.

–

the Company issued 400,000 common shares at $0.50 per share in respect to a private placement, the proceeds of $200,000 were received prior to December 31, 2003.

–

the Company issued 6,000 common shares as finders fees in respect to a private placement.

–

The Company issued 1,000,000 common shares at $0.14 per share pursuant to the exercise of share purchase warrants.  The Company received $100,000 with the balance of $40,000 applied to unpaid management and consulting fees.

–

The Company accrued $125,500 for asset retirement obligations on resource properties.

–

The Company issued 50,000 common shares at $0.30 per share pursuant to the exercise of share purchase warrants.  The proceeds of $15,000 were received subsequent to September 30, 2004.

–

The Company issued 20,532,105 common shares valued at $8,212,842 for the acquisition of Spearhead Resources Inc.